                                                                    EXHIBIT 99.1


                                        3


                                 INTERIM REPORT


                        9 MONTHS ENDED SEPTEMBER 30, 2001


                                 HOLLINGER INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS

NINE MONTHS ENDED SEPTEMBER 30                          2001        2000
                                                     ---------   ---------
                                                     (millions of dollars)
Total revenue.......................................   1510.9     2456.6
                                                       ------     ------
Net earnings (loss).................................    (49.1)       3.4
                                                       ------     ------
                                                           (dollars)
                                                       -----------------
Net earnings (loss) per retractable common share....    (1.43)     $0.09


Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "Hollinger International Inc." or "Hollinger International", Hollinger Canadian Publishing Holdings Inc. is referred to as "HCPH", and Hollinger Canadian Newspapers, Limited Partnership is referred to as "Hollinger L.P." The word "company" refers to one or other of Hollinger Inc.'s subsidiary companies, depending on the context.

References to "dollars" and "$" are to Canadian dollars, "U.S. $" are to United States dollars and "pounds sterling" and "pounds sterling" are to lawful currency of the United Kingdom.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

MANAGEMENT'S DISCUSSION AND ANALYSIS
================================================================================

OVERVIEW

The Corporation's principal asset is its approximate 34.4% equity interest and 72.7% voting interest at September 30, 2001, in Hollinger International. Hollinger International is a leading publisher of English language newspapers and magazines in the United States, the United Kingdom and Israel. Included among the newspapers which Hollinger International owns are the Chicago Sun-Times, a large number of community newspapers in the Chicago area, The Daily Telegraph (London) and The Jerusalem Post. In addition, Hollinger International has a portfolio of new media investments and a 15.6% equity interest and 5.7% voting interest in CanWest Global Communications Corp. ("CanWest"), an international media company which holds substantial interests in conventional television, specialty cable channels, radio networks and newspapers.


CONSOLIDATED RESULTS OF OPERATIONS

The net loss in the third quarter of 2001 amounted to $48.8 million or a loss of $1.51 per share compared with a net loss of $9.3 million or a loss of $0.25 per share in 2000. The net loss in the nine months ended September 30, 2001 amounted to $49.1 million or a loss of $1.43 per share compared to net earnings of $3.4 million or earnings of $0.09 per share in 2000.

Sales revenue and operating income for the third quarter of 2001 were $420.0 million and a loss of $33.0 million compared with $777.9 million and operating income of $71.8 million in 2000. Sales revenue and operating income for the nine months ended September 30, 2001 were $1,414.0 million and a loss of $27.2 million compared with $2,448.2 million and operating income of $281.1 million in 2000. The significant decrease in both sales revenue and operating income in the third quarter and nine months ended September 30, 2001 as compared with 2000 was largely the result of the sales of Canadian properties in both 2000 and 2001 and the sale of US Community properties in 2000, but was also due to lower operating results at the Chicago Group (excluding the impact of the acquisition of Copley Group), the U.K. Newspaper Group and the remaining Canadian properties.

EBITDA for the third quarter of 2001 was $3.6 million compared with $126.5 million in 2000, a decrease of $122.9 million. EBITDA for the nine months ended September 30, 2001 was $83.7 million compared with $447.9 million in 2000, a decrease of $364.2 million. Approximately $81.2 million of the third quarter decrease in EBITDA and $270.6 million of the decrease in EBITDA in the nine months ended September 30 was due to assets sold. The balance of the reduction in EBITDA in both the third quarter and the nine months was mainly due to lower operating results at the Chicago Group (excluding the impact of the acquisition of Copley Group), the U.K. Newspaper Group and the remaining Canadian properties.

Lower EBITDA in both the third quarter and nine months ended September 30, 2001, was offset in part, by lower interest costs and increased interest and dividend income. Lower interest expense results from significantly lower debt levels in 2001 compared with 2000 as Hollinger International's

================================================================================

Bank Credit Facility, which totalled U.S. $972.0 million, was repaid in November 2000 with part of the cash proceeds from the sale of properties to CanWest and the Company reduced its bank indebtedness by $142.0 million with the proceeds from the sale to Hollinger International of 7.1 million of Class A common shares in Hollinger International held by the Company. Additional reductions in Hollinger International borrowings and increased positive cash resulted from the third quarter sale of participation interests in the CanWest debentures. The increased interest and dividend income primarily results from interest on the CanWest debentures, prior to the sale of participation interests, and a dividend on the CanWest shares. Both the CanWest shares and debentures were received as part of the proceeds from the sale of properties to CanWest in November 2000.

Interest expense for the third quarter of 2001 was $47.0 million compared with $76.4 million in 2000, a reduction of $29.4 million. This reduction mainly results from significantly lower debt levels in 2001 compared with 2000 due to the repayment of Hollinger International's Bank Credit Facility in November 2000 as described above.

Investment and other income for the third quarter and nine months ended September 30, 2001 was $28.4 million and $96.9 million compared with $3.2 million and $8.4 million in 2000, an increase of $25.2 million and $88.5 million, respectively. As described above, this increase primarily results from interest on the CanWest debentures and a dividend on the CanWest shares.

Unusual items in the third quarter of 2001 amounted to a loss of $167.2 million compared with a gain of $15.0 million in 2000. Unusual items in the third quarter of 2001 included gains and losses on sales of certain Canadian properties, a gain on the dilution of the investment in Hollinger International, gains and losses on sales of investments, the write-off of investments and duplicative start-up costs related to the new printing facility in Chicago. Unusual items in 2000 primarily included gains on sales of community newspapers by Hollinger International, duplicative start-up costs related to the new Chicago printing facility and severance costs in Canada.

The net loss in equity accounted companies in 2001 primarily includes an equity accounted loss in Interactive Investor International, which was sold during the third quarter of 2001.


U.K. NEWSPAPER GROUP

In pounds sterling, locally reported sales revenue for the third quarter of 2001 decreased 11.6% and for the nine months ended September 30, 2001 decreased 7.7%. The decrease in sales revenue primarily resulted from lower advertising revenue.

Advertising revenue for the third quarter of 2001, in local currency, was pound sterling 49.5 million compared to pound sterling 57.6 million in 2000, a decrease of pound sterling 8.1 million or 14.1% year on year. For the nine months advertising revenue, in local currency, was pound sterling 176.8 million compared to pound sterling 192.6 million in 2000, a

================================================================================

decrease of pound sterling 15.8 million or 8.2% year on year. Display advertising was down 18.0% and classified advertising in total was down 15.8%, compared with the third quarter of 2000. Recruitment advertising in the third quarter was down 30.8%, but property advertising revenue increased year-on-year by 10.3%. Within the Display sector, financial advertising decreased 34.5% year on year.

In local currency, circulation revenue in the third quarter decreased pound sterling 1.1 million or 4.5%, from pound sterling 25.3 million in 2000 to pound sterling 24.2 in 2001. On September 5, 2001 the price of The Daily Telegraph on Monday to Friday increased from 45p to 50p and on September 8, 2001, the price of The Daily Telegraph on Saturday increased from 75p to 85p. These increases will likely result in improved circulation revenue for the balance of the year.

In local currency, the UK newspaper group's newsprint costs have increased year on year in the quarter by 4.7% and in the nine months by 9.3%. A year on year newsprint price increase of 12% in the third quarter has been partly offset by reduced consumption due to lower paginations as a result of the downturn in advertising revenue. Management anticipates that these newsprint price increases should be partially rolled back during the first half of the coming year.

The ABC net circulation figure for The Daily Telegraph for the period April 2001 to September 2001 was 1,023,016, more than 300,000 copies ahead of its nearest competitor, The Times. The Daily Telegraph sold an average of 1,048,001 copies during September 2001. The ABC net circulation figure for The Sunday Telegraph for the period April to September 2001 was 809,284. The Sunday Telegraph sold an average of 849,406 copies during September 2001.

The ABC weekly circulation figure for The Spectator for the period January to June 2001 was 60,776 compared to 59,747 for the same period in 2000.

The readership of telegraph.co.uk continued to grow and registered in excess of 30 million page impressions in September 2001, with 2.3 million unique users. jobs.telegraph.co.uk and motoring.telegraph.co.uk are winning important new business and helping to extend the brand franchise.


CHICAGO GROUP

Sales revenue for the Chicago Group was U.S. $110.0 million in the third quarter of 2001 and U.S. $333.6 million in the nine months ended September 30, 2001 compared with U.S. $96.9 million and U.S. $291.1 million in 2000, increases of U.S. $13.1 million and U.S. $42.5 million respectively. The Copley Group, which was acquired in December 2000 added U.S. $19.7 million to sales revenue in the third quarter of 2001 and U.S. $60.0 million in the first nine months of 2001. Sales revenue for operations owned in both years ("same store") was U.S. $90.2 million in the third quarter of 2001 compared with U.S. $96.8 million in 2000, a decrease of U.S. $6.6 million. For the nine months ended September 30, 2001 same store

================================================================================

sales revenue was U.S. $273.6 million compared with U.S. $291.1 million in 2000, a decrease of U.S. $17.5 million. Advertising revenue, on a same store basis, was U.S. $69.0 million in the third quarter of 2001 compared with U.S. $73.3 million in 2000 a decrease of U.S. $4.3 million. Retail advertising was 2.1% lower and accounted for U.S. $0.7 million of the decrease. Classified advertising revenues were down U.S. $2.3 million or 7.5% during the quarter, almost entirely the result of lower recruitment advertising. National advertising revenues during the third quarter were flat compared with 2000. Advertising revenue, on a same store basis, was U.S. $208.5 million for the nine months ended September 30, 2001 compared with U.S. $220.0 million in 2000, a decrease of U.S. $11.5 million.

Circulation revenue, on a same store basis, was U.S. $18.7 million in the third quarter of 2001 and U.S. $56.8 million in the nine months ended September 30, 2001 compared with U.S. $19.5 million and U.S. $59.4 million in 2000, decreases of U.S. $0.8 million and U.S. $2.6 million respectively. The decreases were primarily at the Chicago Sun-Times where circulation revenue from both the daily and Sunday newspapers was lower. Circulation volume in the Sunday paper increased compared with the third quarter of 2000 primarily as a result of the events of September 11. However, Sunday circulation revenue was down as a result of price discounting. Daily average circulation volume at the Chicago Sun-Times increased 3.4% compared with the third quarter of 2000, but as a result of discounting and elimination of the Chicago Sun-Times unprofitable "Midwest Edition" which was distributed to outlying communities, daily circulation revenue was also lower.

Newsprint expense, on a same store basis, was up U.S. $0.6 million in the quarter and U.S. $3.0 million in the nine months. Actual third quarter consumption was down by approximately 10.0%, but the average cost-per-ton of newsprint increased 14% from the third quarter of 2000. Compensation costs, on a same store basis, were basically flat in the quarter and U.S. $2.0 million lower in the nine months. Locally reported other operating costs, on a same store basis, were U.S. $3.5 million lower in the quarter and U.S. $3.2 million lower in the nine months. Depreciation charges in 2001 were higher than in 2000, primarily as a result of the new printing facility.

On a same store basis, locally reported operating income in the third quarter of 2001 was U.S. $3.1 million compared to U.S. $8.1 million in 2000, a decrease of U.S. $5.0 million and in the first nine months of 2001 was U.S. $10.0 million compared to U.S. $29.8 million in 2000, a decrease of U.S. $19.8 million. These decreases result primarily from lower sales revenue, higher newsprint costs and the higher depreciation charge, offset in part by lower other operating costs.

The Copley Group, which was acquired in December 2000, added U.S. $60.0 million to sales revenue and U.S. $3.9 million to EBITDA in 2001. It is expected that Copley's operating results will improve as cost saving strategies and efficiencies are implemented.

================================================================================

CANADIAN NEWSPAPER GROUP

Sales revenue and operating income in the Canadian Newspaper Group were $57.5 million and a loss of $23.0 million in the third quarter of 2001, compared with $406.6 million and operating income of $29.6 million in 2000. In the nine months ended September 30, 2001 sales revenue and operating income were $270.7 million and a loss of $58.2 million, compared with $1,267.6 million and operating income of $117.8 million in 2000. The significant decrease in both sales revenue and operating income results primarily from the sale of operations in 2000 to CanWest, the sale of UniMedia Company completed in January 2001, the August sale of operations to Osprey Media Holdings Inc. and the September 1, 2001 sale of the National Post. The National Post represents a substantial portion of the reported Canadian Newspaper Group operating loss in 2001. The National Post operating loss for the third quarter was $14.0 million in 2001 (July and August) and $19.8 million in 2000 and for the nine months ended September 30, was $56.8 million in 2001 (January to August) and $50.0 million in 2000.

On a same store basis, sales revenue and operating income of the remaining operations were $28.7 million and a loss of $9.7 million in the third quarter of 2001, compared with $30.2 million and a loss of $7.8 million in 2000. For the nine months ended September 30, 2001 same store sales revenue and operating income were $93.8 million and a loss of $14.8 million, compared with $96.6 million and a loss of $13.3 million in 2000.

COMMUNITY GROUP

Sales revenue and operating income in the third quarter of 2001 were U.S. $4.9 million and a loss of U.S. $0.4 million, compared to U.S. $17.5 million and operating income of U.S. $0.2 million in 2000. For the first nine months of 2001, revenue and operating income were U.S. $15.1 million and a loss of U.S. $2.5 million, compared to U.S. $59.2 million and operating income of U.S. $4.2 million in 2000. The significant decrease in both revenue and operating income results almost entirely from the sales of Community Group properties that occurred primarily during 2000. During the third quarter of 2001, the last remaining U.S. Community Group property was sold. At September 30, 2001 only The Jerusalem Post was still owned by the Company.

FINANCIAL POSITION AND CASH FLOW

WORKING CAPITAL

Working capital consists of current assets less current liabilities. At September 30, 2001, working capital, excluding the current portion of long term debt, was a deficiency of $152.4 million compared to a deficiency of $638.4 million at December 31, 2000. Current assets were $946.7 million at September 30, 2001 and $728.7 million at December 31, 2000. Current liabilities, excluding debt obligations, but

================================================================================

including short term bank indebtedness, were $1,099.0 million at September 30, 2001, compared with $1,367.1 million at December 31, 2000. The $486.0 million reduction in working capital deficiency from December 31, 2000 to September 30, 2001 results primarily from an increase in cash and cash equivalents due to the 2001 sales of Canadian newspaper properties and sale of participation interests in CanWest debentures, from a reclassification from current income taxes payable to deferred taxes payable and from the repayment of current bank indebtedness of $142.0 million, as described above.

DEBT

Long-term debt, including the current portion, was $1,342.3 million at September 30, 2001 compared with $1,276.9 million at December 31, 2000. The increase results almost entirely from the change in exchange rates.

CASH FLOW

Cash flows provided by operating activities were $25.2 million in the nine months ended September 30, 2001, compared with $240.0 million in 2000. The reduction in cash flows provided by operating activities compared with 2000 primarily results from the sales of Canadian Newspaper Group properties and Community Group properties and lower operating results at the Company's remaining operations.

Cash flows provided by investing activities were $684.8 million in 2001, and cash flows used in investing activities were $106.6 million in 2000. The cash flows provided by investing activities in 2001 resulted primarily from the sales of Canadian newspaper properties, the sale of participation interests in CanWest debentures offset, in part, by capital expenditures and additions to investments.

Cash flows used in financing activities were $168.0 million in 2001 and cash flows provided by financing activities were $34.7 million in 2000. The cash flows used in financing activities in 2001 included cash dividends paid of $15.4 million, distributions to minority interests in HCNLP and Hollinger International of $79.8 million and the repurchase by Hollinger International of
3.6 million of its own Class A common shares for U.S $50.0 million. During 2001, Hollinger International utilized approximately U.S.$88.0 million of a new bank credit facility. This bank credit facility was repaid in full in August 2001 with part of the proceeds of the sale of participation interests in CanWest debentures.


CONSOLIDATED FINANCIAL POSITION

During the third quarter of 2001, 2,140,435 and 124 retractable common shares were retracted for $13.00 and $11.50 per share, respectively. These retractions were settled with the delivery of 1,288,659 Hollinger International Class A common shares and $2,000 in cash. The retractions resulted in a premium on retraction of $9,686,000 which has been charged to deficit for the quarter.

================================================================================


As at November 22, 2001, the issued shares and options to purchase retractable common shares of the Company were as follows:

Preference shares                Retractable common shares             Options
-----------------                -------------------------             -------
 5,498,479   Series II                  32,068,937                     928,000
10,147,225   Series lll


The retraction price of the outstanding retractable common shares of the Company as of October 5, 2001 was $8.00 per share.

GENERAL

Following the asset sales completed during 2000 and 2001, the Company's operating units largely consist of the U.K. Newspaper Group, the Chicago Group, the Jerusalem Post, and a small group of Canadian newspapers and magazines. The result of all the prior sales is a leaner company, operating at a reduced EBITDA level, but with sharply reduced interest expense, depreciation and amortization as well as significantly higher levels of interest and dividend income from the remaining investments in CanWest.

On May 31, 2001, Hollinger International redeemed all of the 829,409 shares of its Series C Preferred Stock held by the Company for 7,052,464 shares of Hollinger International Class A Common Stock. In September 2001, Hollinger International purchased for cancellation from the Company the 7,052,464 Class A Common shares for cash of U.S.$92.2 million. The Company used these proceeds to reduce its current bank indebtedness by approximately $142.0 million.

Other than operating information for the third quarter discussed above, there have been no significant matters or changes affecting the Company since its Management's Discussion and Analysis for the year ended December 31, 2000 which was completed in March 2001.

DIVIDENDS

A regular quarterly dividend of 15(cent) per retractable common share has been declared payable on December 10, 2001 to shareholders of record on November 26, 2001.

MARKET VALUE INFORMATION
BALANCE SHEET
--------------------------------------------------------------------------------
(in thousands of dollars except where noted)

                                                       SEPTEMBER 30      December 31
                                                           2001              2000
                                                       -----------       -----------
                                                      (not audited)
ASSETS
Investment in Hollinger International ...........      $   557,528       $ 1,062,105
Other investments ...............................           14,859            13,320
Other assets ....................................           33,236            25,753
                                                       -----------       -----------
                                                       $   605,623       $ 1,101,178
                                                       -----------       -----------
LIABILITIES
Exchangeable shares .............................      $   145,257       $   189,953
Other liabilities ...............................          261,157           377,869
                                                       -----------       -----------
                                                           406,414           567,822
                                                       -----------       -----------
NET ASSETS REPRESENTING SHAREHOLDERS' EQUITY
Capital stock ...................................          271,777           308,263
Net unrealized increase (decrease) in investments          (97,453)          357,136
Net unrealized decrease (increase) in liabilities           12,055            (9,853)
Retained earnings (deficit) .....................           12,830          (122,190)
                                                       -----------       -----------
                                                           199,209           533,356
                                                       -----------       -----------
                                                       $   605,623       $ 1,101,178
                                                       -----------       -----------
RETRACTABLE COMMON SHARES OUTSTANDING ...........       32,069,290        36,374,487
                                                       -----------       -----------
NET ASSET VALUE PER RETRACTABLE COMMON SHARE ....      $      6.21       $     14.66
                                                       ===========       ===========


STATEMENT OF INCOME AND EXPENSES
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                              NINE MONTHS ENDED
                                                                 SEPTEMBER 30
                                                          --------------------------
                                                            2001              2000
                                                          --------          --------
INCOME
Dividends .......................................         $ 31,391          $ 34,067
Interest and other ..............................           15,231             7,362
Net management fees .............................              525            10,950
                                                          --------          --------
                                                            47,147            52,379
                                                          --------          --------
EXPENSES
Administrative and other expenses ...............            7,217             4,585
Interest expense ................................           25,731            24,496
                                                          --------          --------
                                                            32,948            29,081
                                                          --------          --------

Income before the undernoted ....................           14,199            23,298
Unusual items ...................................               48               282
Income tax expense ..............................           (9,008)           (1,669)
                                                          --------          --------
Net income for the period .......................         $  5,239          $ 21,911
                                                          --------          --------
EARNINGS PER RETRACTABLE COMMON SHARE............         $   0.15          $   0.59
                                                          ========          ========

SCHEDULE OF SEGMENTED EARNINGS
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                          U.K.          CANADIAN       CORPORATE
                         CHICAGO       COMMUNITY        NEWSPAPER      NEWSPAPER         AND         CONSOLIDATED
                          GROUP          GROUP           GROUP           GROUP          OTHER            TOTAL
                         --------      ---------        ---------      ---------       ---------     ------------
                                                  THREE MONTHS ENDED SEPTEMBER 30, 2001
                         --------------------------------------------------------------------------------------
Sales revenue ......     $170,018       $  7,511        $184,871       $ 57,530        $     29        $419,959
Cost of sales
  and expenses .....      153,484          7,258         166,447         76,415          12,772         416,376
                         --------       --------        --------       --------        --------        --------
Income before
  interest, taxes,
  depreciation and
  amortization .....       16,534            253          18,424        (18,885)        (12,743)          3,583
Depreciation and
  amortization .....       13,894            890          16,577          4,145           1,119          36,625
                         --------       --------        --------       --------        --------        --------
Operating
  income (loss) ....     $  2,640       $   (637)       $  1,847       $(23,030)       $(13,862)       $(33,042)
                         ========       ========        ========       ========        ========        ========


                                                 THREE MONTHS ENDED SEPTEMBER 30, 2000
                         --------------------------------------------------------------------------------------
Sales revenue ......     $143,552       $ 26,026        $201,739       $406,551        $     --        $777,868
Cost of sales
  and expenses .....      122,916         23,303         155,014        346,900           3,245         651,378
                         --------       --------        --------       --------        --------        --------
Income before
  interest, taxes,
  depreciation and
  amortization .....       20,636          2,723          46,725         59,651          (3,245)        126,490
Depreciation and
  amortization .....        7,917          2,616          13,990         30,041             162          54,726
                         --------       --------        --------       --------        --------        --------
Operating
  income (loss) ....     $ 12,719       $    107        $ 32,735       $ 29,610        $ (3,407)       $ 71,764
                         ========       ========        ========       ========        ========        ========

NOTE

1. Corporate and Other revenue includes revenues of miscellaneous newspaper operations.

SCHEDULE OF SEGMENTED EARNINGS
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                                U.K.          CANADIAN        CORPORATE
                               CHICAGO        COMMUNITY      NEWSPAPER        NEWSPAPER          AND         CONSOLIDATED
                                GROUP           GROUP          GROUP            GROUP           OTHER            TOTAL
                             ----------      ----------      ----------      ----------      ----------      ------------
                                                       NINE MONTHS ENDED SEPTEMBER 30, 2001
                             --------------------------------------------------------------------------------------------
Sales revenue .........      $  513,196      $   23,278      $  606,809      $  270,654      $       41       $1,413,978
Cost of sales
  and expenses ........         462,010          24,599         506,947         312,161          24,532        1,330,249
                             ----------      ----------      ----------      ----------      ----------       ----------
Income before
  interest, taxes,
  depreciation and
  amortization ........          51,186          (1,321)         99,862         (41,507)        (24,491)          83,729
Depreciation and
  amortization ........          40,836           2,318          47,392          16,712           3,647          110,905
                             ----------      ----------      ----------      ----------      ----------       ----------
Operating
  income (loss) .......      $   10,350      $   (3,639)     $   52,470      $  (58,219)     $  (28,138)      $  (27,176)
                             ----------      ----------      ----------      ----------      ----------       ----------
Total assets ..........      $1,002,211      $   69,422      $1,294,419      $1,180,131      $  557,228       $4,103,411
                             ----------      ----------      ----------      ----------      ----------       ----------
Expenditures on capital
  assets ..............      $   19,082      $   21,151      $   49,133      $    3,884      $       96       $   93,346
                             ==========      ==========      ==========      ==========      ==========       ==========

                                                       NINE MONTHS ENDED SEPTEMBER 30, 2000
                             -------------------------------------------------------------------------------------------
Sales revenue .........      $  428,853      $   87,141      $  664,564      $1,267,645      $       --       $2,448,203
Cost of sales
  and expenses ........         361,902          74,487         497,101       1,060,717           6,055        2,000,262
                             ----------      ----------      ----------      ----------      ----------       ----------
Income before
  interest, taxes,
  depreciation and
  amortization ........          66,951          12,654         167,463         206,928          (6,055)         447,941
Depreciation and
  amortization ........          22,627           7,213          43,773          89,103           4,089          166,805
                             ----------      ----------      ----------      ----------      ----------       ----------
Operating
  income (loss) .......      $   44,324      $    5,441      $  123,690      $  117,825      $  (10,144)      $  281,136
                             ----------      ----------      ----------      ----------      ----------       ----------
Total assets ..........      $  801,182      $  215,557      $1,201,079      $3,133,838      $  396,784       $5,748,440
                             ----------      ----------      ----------      ----------      ----------       ----------
Expenditures on capital
  assets ..............      $   39,300      $    4,167      $   52,235      $   37,021      $      660       $  133,383
                             ==========      ==========      ==========      ==========      ==========       ==========


NOTE

1. Corporate and Other revenue includes revenues of miscellaneous newspaper operations.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
(in thousands of dollars)


                                                                                      SEPTEMBER 30         December 31
                                                                                         2001                 2000
                                                                                    -----------------    --------------
                                                                                      (not audited)

ASSETS
CURRENT ASSETS
Cash ..........................................................................       $  476,266          $  233,916
Accounts receivable ...........................................................          423,237             456,242
Inventory .....................................................................           47,159              38,506
                                                                                      ----------          ----------
                                                                                         946,662             728,664

INVESTMENTS ...................................................................          904,652           1,366,847
CAPITAL ASSETS ................................................................        2,000,504           2,244,244
GOODWILL AND OTHER ASSETS .....................................................          251,593             330,432
                                                                                      ----------          ----------
                                                                                      $4,103,411          $4,670,187
                                                                                      ==========          ==========
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness .............................................................       $  163,855          $  312,000
Accounts payable and accrued expenses .........................................          501,509             533,422
Income taxes payable ..........................................................          433,678             521,687
Current portion of long-term debt .............................................           13,010              13,186
                                                                                      ----------          ----------
                                                                                       1,112,052           1,380,295

LONG-TERM DEBT ................................................................        1,329,303           1,263,734
EXCHANGEABLE SHARES ...........................................................          145,257             189,953
Deferred unrealized gain (loss) on exchangeable shares ........................           13,600              (7,676)
Future income taxes ...........................................................          589,330             649,202
                                                                                      ----------          ----------
                                                                                       3,189,542           3,475,508
                                                                                      ==========          ==========
MINORITY INTEREST AND DEFERRED CREDITS ........................................        1,091,397           1,263,110
                                                                                      ----------          ----------
SHAREHOLDERS' EQUITY
Capital stock .................................................................          271,777             308,263
Deficit .......................................................................         (397,722)           (310,988)
                                                                                      ----------          ----------
                                                                                        (125,945)             (2,725)
Equity adjustment from foreign currency translation ...........................          (51,583)            (65,706)
                                                                                      ----------          ----------
                                                                                        (177,528)            (68,431)
                                                                                      ----------          ----------
                                                                                      $4,103,411          $4,670,187
                                                                                      ==========          ==========


See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(not audited)
-------------------------------------------------------------------------------
(in thousands of dollars)



                                                        THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                            SEPTEMBER 30                           SEPTEMBER 30
                                                 -------------------------------        -----------------------------
                                                     2001               2000               2001               2000
                                                 -----------        ------------        -----------       -----------
REVENUE
Sales ........................................     $ 419,959          $ 777,868          $1,413,978        $2,448,203
Investment and other income ..................        28,380              3,224              96,882             8,390
                                                   ---------          ---------          ----------        ----------
                                                     448,339            781,092           1,510,860         2,456,593
                                                   ---------          ---------          ----------        ----------
EXPENSES
Cost of sales and expenses ...................       416,376            651,378           1,330,249         2,000,262
Depreciation and amortization ................        36,625             54,726             110,905           166,805
Interest expense .............................        47,031             76,406             137,038           212,252
                                                   ---------          ---------          ----------        ----------
                                                     500,032            782,510           1,578,192         2,379,319
                                                   ---------          ---------          ----------        ----------
NET EARNINGS (LOSS) IN EQUITY ACCOUNTED
  COMPANIES ..................................        (9,400)               593             (16,221)            1,814


NET FOREIGN CURRENCY GAINS(LOSSES) ...........        (1,304)              (777)             (3,586)              475
                                                   ---------          ---------          ----------        ----------

EARNINGS (LOSS) BEFORE THE UNDERNOTED ........       (62,397)            (1,602)            (87,139)           79,563
Unusual items ................................      (167,180)            15,014             (97,055)           55,111
Income taxes .................................        99,171            (12,890)             81,494           (68,526)
Minority interest ............................        81,610             (9,866)             53,582           (62,770)
                                                   ---------          ---------          ----------        ----------

NET EARNINGS (LOSS) ..........................     $ (48,796)          $ (9,344)          $ (49,118)          $ 3,378
                                                   ---------          ---------          ----------        ----------

NET EARNINGS (LOSS) PER RETRACTABLE
  COMMON SHARE
  Basic .......................................       $(1.51)            $(0.25)             $(1.43)            $0.09
                                                   ---------          ---------          ----------        ----------
  Fully diluted ...............................       $(1.53)            $(0.25)             $(1.51)            $0.05
                                                   ---------          ---------          ----------        ----------



CONSOLIDATED STATEMENTS OF DEFICIT
--------------------------------------------------------------------------------
(in thousands of dollars)


                                                                                             NINE MONTHS ENDED
                                                                                                SEPTEMBER 30
                                                                                      --------------------------------
                                                                                           2001               2000
                                                                                      -------------       ------------
DEFICIT AT BEGINNING OF PERIOD
  As previously reported ......................................................        $  (310,988)        $ (180,732)
  Change in accounting for income taxes .......................................                  -           (291,004)
                                                                                       -----------         ----------
                                                                                          (310,988)          (471,736)
Net earnings (loss) ...........................................................            (49,118)             3,378
                                                                                       -----------         ----------
                                                                                          (360,106)          (468,358)
Dividends - retractable common shares .........................................            (15,406)           (16,709)
Premium on retraction of retractable common shares ............................            (22,210)               (24)
                                                                                       -----------         ----------
DEFICIT AT END OF PERIOD ......................................................        $  (397,722)        $ (485,091)
                                                                                       ===========         ==========

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)


                                                                                                      NINE MONTHS ENDED
                                                                                                         SEPTEMBER 30
                                                                                                  ---------------------------
                                                                                                     2001            2000
                                                                                                  -----------     -----------
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net earnings .................................................................................     $  (49,118)      $   3,378
Unusual items ................................................................................         97,055         (55,111)
Current income taxes related to unusual items ................................................         47,605          14,984
Items not involving cash:
Depreciation and amortization ................................................................        110,905         166,805
Future income taxes ..........................................................................        (82,102)         39,096
Net loss (earnings) in equity accounted companies, net of dividends received .................         31,025          (1,305)
Minority interest ............................................................................        (69,321)         62,770
Interest on debentures .......................................................................        (69,605)              -
Other ........................................................................................          8,788           9,392
                                                                                                   ----------       ---------
CASH FLOW PROVIDED BY OPERATIONS .............................................................         25,232         240,009

Change in non-cash operating working capital .................................................       (291,455)        (87,789)
Cash used for discontinued operations ........................................................           (980)         (1,336)
Other costs ..................................................................................        (16,939)         (5,908)
                                                                                                   ----------       ---------
                                                                                                     (284,142)        144,976
                                                                                                   ----------       ---------
FINANCING
Redemption of HCPH special shares ............................................................              -        (140,429)
Redemption and cancellation of capital stock .................................................           (270)           (132)
Redemption and cancellation of exchangeable shares ...........................................           (317)         (4,620)
Capital stock of subsidiaries purchased for cancellation by subsidiaries .....................        (78,200)              -
Issue of common shares of subsidiaries .......................................................         10,537           5,648
Increase (decrease) in long-term debt and deferred liabilities ...............................         (4,580)        244,072
Dividends ....................................................................................        (15,406)        (16,709)
Dividends and distributions paid by subsidiary operations to minority interests ..............        (79,776)        (53,086)
                                                                                                   ----------       ---------
                                                                                                     (168,012)         34,744
                                                                                                   ----------       ---------
INVESTMENT
Proceeds on disposal of fixed assets .........................................................             57          11,771
Additions to fixed assets and assets under capital leases ....................................        (58,645)        (91,901)
Additions to investments .....................................................................        (48,470)        (82,047)
Proceeds on disposal of investments and marketable securities ................................        477,315          58,598
Additions to circulation .....................................................................        (34,701)        (41,482)
Decrease (increase) in goodwill and other assets .............................................             31          (3,533)
Investment in newspaper operations ...........................................................              -          (2,878)
Proceeds on disposal of newspaper operations .................................................        349,175          44,906
                                                                                                   ----------       ---------
                                                                                                      684,762        (106,566)
                                                                                                   ----------       ---------
Effect of exchange rate changes on cash ......................................................          9,742             365
                                                                                                   ----------       ---------
INCREASE (DECREASE) IN CASH POSITION .........................................................        242,350          73,519
CASH AT BEGINNING OF PERIOD ..................................................................        233,916          74,441
                                                                                                   ----------       ---------
CASH AT END OF PERIOD ........................................................................     $  476,266      $  147,960
                                                                                                   ----------       ---------

Supplemental disclosure of investing and financing activities
Interest paid ................................................................................     $  149,818      $  219,163
                                                                                                   ----------       ---------
Income taxes paid ............................................................................     $   80,642      $   35,569
                                                                                                   ----------       ---------

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW
(not audited)
================================================================================
(in thousands of dollars)


                                                         THREE MONTHS ENDED
                                                            SEPTEMBER 30
                                                     ---------------------------
                                                        2001             2000
                                                     ---------         ---------
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net earnings ...................................     $ (48,796)        $  (9,344)
Unusual items ..................................       167,180           (15,014)
  Current income taxes related
    to unusual items ...........................        23,392             5,344
Items not involving cash:
  Depreciation and amortization ................        36,625            54,726
  Future income taxes ..........................       (57,465)           20,734
  Net loss (earnings) in equity
    accounted companies, net of
    dividends received .........................        24,204             (410)
  Minority interest ............................       (78,895)            9,866
  Interest on debentures .......................       (18,595)               --
  Other ........................................         4,461             1,533
                                                     ---------         ---------

CASH FLOW PROVIDED BY OPERATIONS ...............        52,111            67,435

Change in non-cash
  operating working capital ....................      (228,990)            1,525
Cash used for
  discontinued operations ......................          (305)             (418)
Other costs ....................................       (26,604)            1,289
                                                     ---------         ---------
                                                      (203,788)           69,831
                                                     =========         =========
FINANCING
Redemption of HCPH special shares ..............            --          (140,429)
Redemption and cancellation of
  capital stock ................................            (2)               --
Redemption and cancellation of
  exchangeable shares ..........................            --            (1,271)
Capital stock of subsidiaries
  purchased for cancellation by
  subsidiaries .................................       (78,200)               --
Issue of common shares
  of subsidiaries ..............................            --             5,648
Increase in long-term debt
  and deferred liabilities .....................      (100,868)          143,834
Dividends ......................................        (4,810)           (5,560)
Dividends and distributions paid to
  minority interests ...........................       (43,595)          (19,291)
                                                     ---------         ---------
                                                      (227,475)          (17,069)
                                                     =========         =========
INVESTMENT
Proceeds on disposal of
  fixed assets .................................            --             7,159
Additions to fixed assets
  and assets under capital leases ..............       (31,708)          (37,749)
Additions to investments .......................         1,251           (24,375)
Proceeds on disposal of investments
  and marketable securities ....................       475,561               931
Additions to circulation .......................       (10,193)          (17,044)
Decrease (increase) in goodwill and
  other assets .................................         2,555            (1,067)
Investment in newspaper
  operations ...................................            --             3,131
Proceeds on disposal of newspaper
  operations ...................................       219,251            44,906
                                                     ---------         ---------
                                                       656,717           (24,108)
                                                     =========         =========
Effect of exchange rate
  changes on cash ..............................        16,369             1,263
                                                     ---------         ---------

INCREASE IN CASH POSITION ......................       241,823            29,917
CASH AT BEGINNING OF PERIOD ....................       234,443           118,043
                                                     ---------         ---------
CASH AT END OF PERIOD ..........................     $ 476,266         $ 147,960
                                                     =========         =========
Supplemental disclosure of investing
  and financing activities
    Interest paid ..............................     $  81,325         $ 104,856
                                                     =========         =========
    Income taxes paid ..........................     $  26,937         $   4,925
                                                     =========         =========

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION


The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada. The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements except that, in the first quarter of 2001, the Company adopted retroactively Section 3500 of the Canadian Institute of Chartered Accountants Handbook "Earnings Per Share", which requires the use of the treasury stock method for calculating diluted earnings per share. Previously, the imputed earnings approach of calculating diluted earnings per share was used. Comparative diluted earnings per share have been restated to reflect this change.




2. EXCHANGEABLE SHARES


                                                             September 30, 2001      December 31, 2000
                                                             ------------------      -----------------
5,738,479 Series II preference shares  (2000, 8,080,482)          43,785                 $ 86,481
10,147,225 Series III preference shares  (2000, 10,147,225)      101,472                  101,472
                                                                --------                 --------
                                                                $145,257                 $189,953
                                                                ========                 ========


During the period ended September 30, 2001, a total of 2,313,965 Series II preference shares were retracted in exchange for 1,064,422 of Hollinger International Class A common shares. In addition, 28,038 Series II preference shares were retracted for the cash equivalent value of 0.46 of a Class A common share of Hollinger International at the time of retraction, which totalled $317,000.




3. CAPITAL STOCK

                                                         September 30, 2001      December 31, 2000
                                                         ------------------      -----------------
Issued and fully paid
Preference shares
5,738,479 Series II (2000, 8,080,482)                         $     -               $     -
10,147,225 Series III (2000, 10,147,225)                            -                     -
Retractable common shares 32,069,290 (2000, 36,374,487)        271,777               308,263
                                                              --------              --------
                                                              $271,777              $308,26
                                                              ========              ========


During the period ended September 30, 2001, 9,200, 10,338 and 124 retractable common shares were retracted for cash of $14.50, $13.00 and $11.50 per share, respectively. In addition, a further 1,809,500 and 2,476,035 retractable common shares were retracted for $14.50 and $13.00 per share, respectively and were settled with the delivery of 2,570,002 Hollinger International Class A common shares of equivalent values. The total retractions in 2001 of 4,305,197 retractable common shares resulted in a premium on retraction of $22,210,000 which has been charged to deficit.


TRANSFER AGENTS AND REGISTRARS                              MAJOR ELECTRONIC WEB SITES

Retractable Common Shares and Series II and                 Hollinger International http://www.hollinger.com
III Preference Shares:
                                                            Telegraph               http://www.telegraph.co.uk
Computershare Trust Company of Canada, Toronto
                                                                                    http://www.dailytelegraph.com
STOCK EXCHANGE LISTINGS
                                                                                    http://www.sundaytelegraph.com
The Retractable Common Shares are listed on The
Toronto Stock Exchange (stock symbol HLG.C)                                         http://www.spectator.com

The Series II and III Preference Shares are listed on                               http://www.handbag.com
The Toronto Stock Exchange (stock symbols
HLG.PR.B and HLG.PR.C, respectively).                       Chicago Sun-Times       http://www.suntimes.com

INVESTOR INFORMATION                                        Chicago Network         http://www.chicago-news.com

Holders of the Company's securities and other               Jerusalem Post          http://jpost.co.il
interested parties seeking information about
the Company should communicate with the
Executive Vice-President and Chief Financial Officer,
at 10 Toronto Street, Toronto, Ontario M5C 2B7,
Tel (416) 363-8721, Fax (416) 364-0832.

SHARE INFORMATION

For information relating to Retractable Common
Shares and Series II and III Preference Shares holdings, dividends, lost share certificates, etc., please communicate with:
Computershare Trust Company of Canada
Tel: (416) 981-9633 or 1-800-663-9097 (toll free in
Canada and U.S.) Fax: (416) 981-9507
e-mail: caseregistryinfo@computershare.com



                                 HOLLINGER INC.
                  10 Toronto Street, Toronto, Ontario, M5C 2B7
         General Enquiries:Telephone (416) 363-8721 Fax: (416) 364-2088